Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation (File No. 1-10521)
Registration Statement File No.: 333-202632

[The following is a press release issued by Royal Bank of Canada and City National Corporation on October 7, 2015.]

RBC RECEIVES U.S. REGULATORY APPROVAL FOR CITY NATIONAL CORP. ACQUISITION

TORONTO, October 7, 2015 — Royal Bank of Canada (RY on TSX and NYSE) and City National Corporation (CYN on NYSE) announced that they received formal regulatory approval today from the Board of Governors of the Federal Reserve System to complete Royal Bank of Canada’s acquisition of City National pursuant to their merger agreement previously announced on January 22, 2015. This follows approval from the Office of the Superintendent of Financial Institutions. The merger is expected to close on November 2, 2015, subject to the satisfaction of customary closing conditions.

City National common stockholders may elect to receive, for their shares of City National common stock, cash, RBC common shares, or a combination of cash and RBC common shares.  As previously announced by City National, documents necessary for City National common stockholders to make an election for their merger consideration were mailed to City National common stockholders beginning on September 28, 2015. The cash and stock elections will be subject to proration and adjustment procedures, which are further described in the election materials and the merger agreement.

About RBC
Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 38 other countries. For more information, please visit rbc.com.

RBC supports a broad range of community initiatives through donations, sponsorships and employee volunteer activities. In 2014, we contributed more than $111 million to causes worldwide, including donations and community investments of more than $76 million and $35 million in sponsorships.

About City National
City National Corporation (NYSE: CYN) has $33.8 billion in assets.  The company’s wholly owned subsidiary, City National Bank, provides banking, investment and trust services through 75 offices, including 16 full-service regional centers, in Southern California, the San Francisco Bay Area, Nevada, New York City, Nashville and Atlanta.  City National and its investment affiliates manage or administer $61.1 billion in client investment assets, including $47.7 billion under direct management.

For more information about City National, visit the company’s Website at cnb.com.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could" or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and its third-quarter 2015 Report to Shareholders on Form 6-K and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities," as updated by its third-quarter 2015 Report to Shareholders under the heading "Overview and outlook – Economic, market and regulatory review and outlook."

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND THE PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, Canada, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

For more information, contact:

RBC:
Stephanie Phillips, Director, Investor Relations, 416-955-7809
Tanis Feasby, Director, Communications, 416-955-5172

CNB:
Cary Walker, SVP, Corporate Communications, 213-673-7615